Mail Stop 3561

February 4, 2008

Ms. Indra K. Nooyi
President and Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

       Re: PepsiCo, Inc.
              Form 10-K for Fiscal Year Ended
              December 30, 2006
              Filed February 20, 2007 and
              Response of January 24, 2008
              File No. 001-01183

Dear Ms. Nooyi:

We have reviewed your response and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Executive Compensation, page 15

1.   We note your response to comment one of our letter dated December 13, 2007
        and we reissue in part our prior comment. Please address the following in a
        supplemental response:

        Division NOPBT Target

        •   We note that the company states in its response that, "The company does not
            intend to disclose the planned division NOPBT growth or the actual
            percentage achievement of the division NOPBT targets." We further note the
            statement that, "Disclosure of the actual percentage achievements of the
            division NOPBT target would enable competitors to calculate the actual dollar
            amount of planned division NOPBT growth," and thus, would result in
            competitive harm to the company. Please provide a detailed explanation as to
            how the disclosure of these targets would cause competitive harm.

        Company Performance Measures

        •   We note the statement that "the Company intends to disclose in the 2008
            Proxy Statement the quantitative Company-wide Net Revenue, EPS and
            Volume targets." Please advise us whether, in future proxy statements, the
            company intends to disclose net income targets.

        Individual Performance Measures

        •   The company states that its "strategic imperatives include improved operating
            efficiencies, customer and employee satisfaction and the executive officer's
            management and development of people." The company also states that it
            does not intend to disclose the "Individual Performance targets" in its 2008
            proxy statement because such disclosure would harm the company's
            competitiveness. To the extent that these individual performance measures
            are targets, please provide a detailed explanation as to how disclosure of these
            targets would result in competitive harm.

Indra K. Nooyi
PepsiCo, Inc.
February 4, 2008
Page 3

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any questions.

Sincerely,

John Reynolds
Assistant Director